FARMLAND PARTNERS INC.

8670 Wolff Court, Suite 240

Westminster, CO 80031

April 8, 2014

Ms. Cicely LaMothe

Ms. Jennifer Gowetski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Farmland Partners Inc.

Registration Statement on Form S-11 (File No. 333-193318)

Dear Mss. LaMothe and Gowetski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Farmland Partners Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-193318), to 4:00 p.m., Eastern Time, on April 9, 2014 or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Justin R. Salon at (202) 887-8785.

Very truly yours,

Farmland Partners Inc.

By:	/s/ Paul A. Pittman
Name:	Paul A. Pittman
Title:	Executive Chairman, President and Chief
Executive Officer